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                                                                    EXHIBIT 99.1
                         PACECO FINANCIAL SERVICES, INC.
                                    1301 Main
                             Duncan, Oklahoma 73533

                              NOTICE TO DEPOSITORS


         At current market values, the net assets of Paceco Financial Services, Inc. ("Paceco") are inadequate to redeem 100% of depositors' passbook savings accounts and time certificates (collectively referred to herein as "Deposits") as they come due. Therefore, Paceco, effective October 5, 2000, has exercised its right to suspend redemptions of time certificates and withdrawals of passbook savings accounts. Paceco also has ceased accepting any Deposits.

         A plan to liquidate assets and partially redeem Deposits has been proposed by Paceco and is under consideration by the Oklahoma Department of Securities. The consent of the Department of Securities to the terms of the proposal is believed to be imminent. The following is a summary of the proposal which summary is subject to any changes required by the Department of Securities.

         Withdrawals and redemptions of Deposits on demand will not be available under the proposal. Placing such limitations on withdrawals and redemptions is necessary in order to assure equal treatment of all Depositors. Accordingly, withdrawals and redemptions will not be available on demand, but only as described herein.

         Paceco will liquidate its loan portfolio and real estate as soon as reasonably possible. From the net proceeds of those sales and other cash on hand, Paceco will set aside a reserve to cover current and estimated future operating costs and distribute the balance, pro rata, to holders of passbook savings accounts and time certificates ("Depositors"). Paceco estimates that such initial distribution will represent approximately thirty percent of each Depositor's account. Paceco estimates that such distribution will be made on or about December 20, 2000. However, because the amount of sale proceeds and timing of the asset sales are uncertain, the amount and timing of the distribution may vary materially from these estimates.

         All distributions to Depositors will be applied first to principal. Distributions will be applied to accrued interest only after principal has been paid.

         After the sale of the loan portfolio and real estate, the only material asset remaining in Paceco (aside from the operating reserve) will be 40,250,000 shares of common stock of PalWeb Corporation ("PalWeb Shares"). PalWeb Corporation, a publicly owned corporation, is the parent of Paceco. PalWeb Corporation is a development stage company. Its shares are quoted in the "pink sheets," the daily publication of the National Quotation Bureau that lists the bid and asked prices of over-the-counter stocks.


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         The PalWeb Shares will be placed in a trust for the benefit of
Depositors (the "Trust") to be administered by an independent Trustee. The Trustee will have the authority to hold and sell, in a single block or in increments from time to time, the PalWeb Shares and distribute the proceeds to Depositors. The Trustee will use its judgment as to when to sell the PalWeb Shares with the goal of selling at a price that will fully redeem the principal balance and accrued interest of the Deposits. There is no assurance, however, that the PalWeb Shares can be sold at a sufficient price to fully redeem the principal balance and accrued interest of the Deposits. If the PalWeb Shares were sold at today's price of $.02 per share, and assuming distributions to Depositors of about thirty percent of their Deposits from the sale of the loan portfolio and real estate discussed above, Depositors would realize a loss estimated at approximately 60% of their accounts. Because there is not sufficient market demand for the PalWeb Shares, they are not being sold today, but will be held in the hope that the future development of the business of PalWeb Corporation will add value to the PalWeb Shares and that a market will develop. There is the risk that future development of PalWeb Corporation will not be successful and that Depositors will suffer even a greater than 60% loss of their Deposits.

         The PalWeb Shares may be sold incrementally or in one block sale. If incremental sales are made, the Trustee may temporarily reinvest the proceeds (in investments that are lawful investments for banks) pending other sales to accumulate a reasonably sufficient amount to make a distribution. Any future sale of the PalWeb Shares must comply with applicable federal and state securities laws and regulations. Such laws and regulations may require that the sale of the PalWeb Shares be made pursuant to a registration statement filed with the United States Securities and Exchange Commission and state securities agencies.

         If proceeds from the PalWeb Shares exceed the principal balances and accrued interest due to Depositors, the excess, net of expenses, will be distributed to Paceco.

         Paceco's authority to limit withdrawals and redemptions is disclosed in the Paceco Offering Circulars.

         The proposal summarized herein does not involve either a voluntary or involuntary bankruptcy in the United States Bankruptcy Court. Should Paceco seek protection under federal bankruptcy laws or should creditors force Paceco into involuntary bankruptcy, the amounts available for distribution and the timing of distributions may vary materially from the estimates contained herein.

         The term of the Trust will be two years. If the PalWeb Shares have not been sold within that two year term, the Trustee will distribute the PalWeb Shares pro rata to Depositors and the trust will terminate.

         Paceco recognizes its obligation to Depositors. Paceco may continue in business and, to the extent of any net cash receipts from future operations, Paceco will continue to make


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distributions to Depositors, first to principal and then to accrued interest.
However, Paceco may elect to cease doing business and wind up its operations at any time.

         Enclosed herewith are the financial statements of Paceco for the twelve months ending September 30, 1999 (audited) and nine months ending June 30, 2000 (unaudited).

         Depositors may direct questions to a representative of Paceco at
(580)255-3140.

         The management of Paceco understands and deeply regrets that the consequences of this plan may create hardships for its Depositors. Paceco will endeavor to implement and execute the plan as expeditiously as possible.

         The date of this Notice to Depositors is October 10, 2000.


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